October 11, 2006

Securities and Exchange Commission Division of Corporate Finance 100 F Street N.E. Washington, D.C. 20549-0306
Attn:	Mr. David H. Roberts
Mail Stop 0409

        Re: Hostopia.com Inc. — Registration Statement on Form S-1 (333-135533)

Dear Mr. Roberts:

        On behalf of our client, Hostopia.com Inc. ("Hostopia"), we confirm, after discussions with the underwriters, that the amended prospectus will be distributed to all prospective purchasers of Hostopia's securities. The underwriters of this offering confirm that they have and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

        You also asked Hostopia to discuss the application of Statement of Financial Accounting Standards No. 5 — Accounting for Contingencies ("SFAS No. 5") with KPMG LLP, Hostopia's auditors, to consider whether an accrual for any potential rescission claims as a result of the delivery of the prospectus dated September 11, 2006 may be required. In accordance with SFAS No. 5, Hostopia has considered both its ability to estimate the amount of potential loss, if any, and the likelihood that a liability has been incurred. Hostopia has concluded that no contingency accrual related to delivery of the prospectus dated September 11, 2006 is required as the contingency is considered remote nor can any potential liability be reasonably estimated.

        After discussions with its litigation counsel and KPMG, Hostopia concluded that it was unlikely that a prospective purchaser of its common shares would seek to enforce any rescission rights as a result of its receipt of the preliminary prospectus dated September 11, 2006, if it received a subsequent prospectus which conformed to the requirements of Section 5 of the Securities Act of 1933. Hostopia and its litigation counsel also believes that it would be unlikely that a litigant would be successful at trial under these circumstances. In addition, Hostopia, after discussions with its litigation counsel and KPMG, believe that the amount of potential liability under these circumstances, if any, cannot reasonably be estimated. In accordance with the guidance in SFAS No. 5 paragraph 10, Hostopia has concluded no disclosure of this contingency in its financial statements is necessary as the likelihood has been assessed as remote.

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Securities and Exchange Commission
October 11, 2006

        Hostopia would like to be in a position to price its offering shortly and would appreciate the assistance of the staff in working toward that goal.

        Should you have any comments or require further information, or if any questions should arise in connection with this submission, please call me at (416) 367-7373.

Sincerely,
/s/ GIL I. CORNBLUM Gil I. Cornblum